RECEIVED

2006 NOV 27 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06018743

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Date: Nov 20, 2006

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

Enclosure

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

ⓘnvestor

Press Release

Stockholm, November 17, 2006

INVESTOR AND THE WALLENBERG FOUNDATIONS[1)] HAVE ENTERED INTO AN AGREEMENT ON CO-OPERATION WITH RESPECT TO SCANIA

THE SWEDISH SECURITIES COUNCIL HAS GRANTED AN EXEMPTION FROM MANDATORY BID OBLIGATION.

Investor and the Wallenberg foundations have today entered into a co-operation agreement in respect of their respective holdings in Scania. The combined holding corresponds to 30.6 percent of the votes and 16.8 percent of the capital. The reason for the co-operation is that Investor and the Wallenberg foundations wants to take a clear role in the ongoing discussions regarding Scania's future, with the objective to find an industrially sound solution for Scania and all of Scania's shareholders.

The Securities Council has granted an exemption from the mandatory bid obligation since Investor's and the Wallenberg foundations' co-operation does not amount to any change of controlling owner in Scania. The intention behind the mandatory bid rules is to protect minority shareholders in relation to a so-called change of controlling shareholder. Volkswagen AG today has 34 per cent of the votes in Scania. Volkswagen is thus a controlling shareholder according to definition in the Swedish mandatory bid rules. In addition, it has been reported that Volkswagen has some 20 percent of the shares in MAN AG which in turn is holding some 14 percent of the votes in Scania.

1) Knut och Alice Wallenbergs Stiftelse, Marianne och Marcus Wallenbergs Stiftelse and Stiftelsen Marcus och Amalia Wallenbergs Minnesfond

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

The granted exemption from the mandatory bid rules is conditional upon a combined holding by Investor and the Wallenberg foundations not exceeding the number of votes held by Volkswagen or another controlling shareholder.

"Through the co-operation agreement with the Wallenberg foundations, we obtain a clear role in the efforts to find an industrially sound way forward for Scania. It is also good that the market place has obtained clarity on the mandatory bid issue through the decision from the Securities Council", says Börje Ekholm, CEO of Investor.

"The Wallenberg foundations and Investor are mindful of the independence of the respective organizations. However, the foundations are open to co-operate with Investor and others in specific situations in order to exercise a joint ownership influence", says Peter Wallenberg Jr in a commentary from the Wallenberg foundations.

For further information:

Fredrik Lindgren, Vice President, Corporate Communications,
+46 8 614 2031, +46 735 24 2031